UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 14.5

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TNS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

872960109

(CUSIP Number)

John J. McDonnell, Jr.

c/o Wilson Sonsini Goodrich & Rosati,

Professional Corporation

1700 K Street, N.W.
Fifth Floor
Washington, D.C. 20006-3817

Copy to:

Trevor J. Chaplick

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

1700 K Street, N.W.
Fifth Floor
Washington, D.C. 20006-3817

Telephone: (202) 973-8800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 872960109

1.	Names of Reporting Persons. John J. McDonnell, Jr. I.R.S. Identification Nos. of above persons (entities only) N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, BK, OO — see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 936,752 (1)(2)(3)(4)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 936,752 (1)(2)(3)(4)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 936,752 (1)(2)(3)(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.9%

14.	Type of Reporting Person (See Instructions) IN

(1)   Excludes the shares of Common Stock held by other Reporting Persons as to which John J. McDonnell, Jr. disclaims beneficial ownership.  This report shall not be construed as an admission that John J. McDonnell, Jr. is the beneficial owner of such securities.

(2)   Excludes a to-be-determined number of shares of Common Stock that vested under the terms of the Issuer’s 2006 Long-Term Incentive Plan prior to the termination of John J. McDonnell, Jr.’s employment with the Issuer on December 27, 2006. The number of such shares will be determined and pro-rated in accordance with the terms of the Issuer’s 2006 Long-Term Incentive Plan.

(3)   Includes 879,652 shares owned by McDonnell & Associates, L.P., an entity controlled by John J. McDonnell, Jr.

(4)   Includes 10,000 shares that are owned by John J. McDonnell, Jr.’s spouse.

1.	Names of Reporting Persons. John J. McDonnell III I.R.S. Identification Nos. of above persons (entities only) N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, BK, OO — see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 283,351 (1)(2)(3)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 283,351 (1)(2)(3)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 283,351 (1)(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) IN

(1)   Excludes the shares of Common Stock held by other Reporting Persons hereto as to which John J. McDonnell III disclaims beneficial ownership.  This report shall not be construed as an admission that John J. McDonnell III is the beneficial owner of such securities.

(2)   Includes 11,000 shares of Common Stock held in trust for the minor children of John J. McDonnell III, for which John J. McDonnell III disclaims beneficial ownership.  This report shall not be construed as an admission that John J. McDonnell III is the beneficial owner of such securities.

(3)   Excludes a to-be-determined number of shares of Common Stock that vested under the terms of the Issuer’s 2006 Long-Term Incentive Plan prior to the termination of John J. McDonnell III’s employment with the Issuer on December 27, 2006. The number of such shares will be determined and pro-rated in accordance with the terms of the Issuer’s 2006 Long-Term Incentive Plan.

1.	Names of Reporting Persons. ABRY Partners, LLC I.R.S. Identification Nos. of above persons (entities only) 04-3597417

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, AF — see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

(1)          Excludes shares of Common Stock held by other Reporting Persons as to which ABRY Partners, LLC disclaims beneficial ownership.  This report shall not be construed as an admission that ABRY Partners, LLC is the beneficial owner of such securities.

1.	Names of Reporting Persons. Royce Yudkoff I.R.S. Identification Nos. of above persons (entities only) N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, AF — see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

(1)   Excludes shares of Common Stock held by other Reporting Persons as to which Royce Yudkoff disclaims beneficial ownership.  This report shall not be construed as an admission that Royce Yudkoff is the beneficial owner of such securities.

1.	Names of Reporting Persons. I.R.S. Dunluce Acquisition Corporation Identification Nos. of above persons (entities only) 20-8052978

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, AF, BK — see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,220,103 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) CO

(1)   Excludes shares of Common Stock held by other Reporting Persons as to which Dunluce Acquisition Corporation disclaims beneficial ownership.  This report shall not be construed as an admission that Dunluce Acquisition Corporation is the beneficial owner of such securities.

(2)   Includes 936,752 shares beneficially owned by John J. McDonnell, Jr., the Chairman, Chief Executive Officer and sole stockholder of Dunluce Acquisition Corporation, and 283,351 shares beneficially owned by John J. McDonnell III, the President and Secretary of Dunluce Acquisition Corporation.

Item 1.	Security and Issuer

The class of equity securities to which this Statement relates is the common stock (the “Common Stock”) of TNS, Inc., a Delaware corporation (the “Issuer” or “TNS”).  The principal executive offices of TNS are located at 11480 Commerce Park Drive, Suite 600, Reston, VA  20191.

Item 2.	Identity and Background

This amended Statement is being filed by John J. McDonnell, Jr. (“Mr. McDonnell, Jr.”), John J. McDonnell III (“Mr. McDonnell III”), Dunluce Acquisition Corporation (“Dunluce”), ABRY Partners, LLC (“ABRY”) and Royce Yudkoff  (“Mr. Yudkoff” and together with Mr. McDonnell, Jr., Mr. McDonnell III, Dunluce and ABRY, collectively, the “Reporting Persons”).  The Reporting Persons are filing this amended Statement because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the proposed transaction described in Item 4 of this amended Statement.  Except as expressly set forth in this amended Statement, each Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares held of record or held in street name by such Reporting Person.  An amended and restated joint filing agreement (the “Joint Filing Agreement”) has been filed as Exhibit 7.01 to this amended Statement pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

The name, citizenship, business address and present principal occupation or employment of each of Mr. McDonnell, Jr., Mr. McDonnell III and Mr. Yudkoff is set forth on Appendix A hereto, which Appendix A is incorporated by reference herein.

The name, state or place of organization, principal business, and principal office address of ABRY is set forth on Appendix B hereto, which Appendix B is incorporated by reference herein.  Also set forth on Appendix B hereto, and incorporated by reference herein, is a list of executive officers of ABRY for this transaction, which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name and business address of each corporation or organization in which each such employment is conducted; and (iv) citizenship.

The name, state or place of organization, principal business, and principal office address of Dunluce is set forth on Appendix C hereto, which Appendix C is incorporated by reference herein.  Also set forth on Appendix C hereto, and incorporated by reference herein, is a list of executive officers of Dunluce for this transaction, which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name and business address of each corporation or organization in which each such employment is conducted; and (iv) citizenship.

The principal business of ABRY is to manage private equity funds that make and oversee investments in equity and other interests in business organizations, including businesses the securities of which have no established market and may be restricted with respect to transfer, the principal objective being the appreciation of and return on capital invested.

The principal business of Dunluce is to effect the transactions contemplated by the Revised Offer (as defined in Item 4).  Dunluce has not engaged in any other business or activity since the date of its formation.

During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, to the knowledge of ABRY, none of the persons named on Appendix B hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, none of the persons named on Appendix C hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock deemed to be beneficially owned by the Reporting Persons were acquired in the initial public offering of TNS, through open-market purchases using personal funds, by means of gift, inheritance or other gratuitous transfer, or through their service as officers and/or directors of TNS.

With respect to the proposed transaction described in Item 4 of this Schedule 13D (which Item 4 is incorporated herein by reference), the Reporting Persons estimate that the amount of funds that would be required to purchase all of the shares of outstanding Common Stock (without giving effect to the shares held by the Reporting Persons but including estimated transaction fees) reported in TNS’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, at the Offer Price (as defined in Item 4) is approximately $391 million.  The Reporting Persons estimate that an additional amount of approximately $121.4 million will be required to repay the existing debt of TNS.  The Reporting Persons anticipate that the funds required to consummate the proposed transaction will be provided by some combination of the following, the precise amounts of each, if any, to be determined at a later date: (i) Mr. McDonnell, Jr. and Mr. McDonnell III, (ii) the equity capital of investment fund affiliates of ABRY, (iii) by Dunluce through one or more borrowings under the credit commitments described in the Debt Commitments (as defined in Item 4) or through other borrowing, including potential capital markets transactions, and/or (iv) investment by other as yet unidentified institutional investors or other similar parties.

The information set forth in response to this Item 3 is qualified in its entirety by reference to the Revised Offer (as defined in Item 4), which is incorporated herein by reference.

Item 4.	Purpose of Transaction

As set forth in a letter dated January 22, 2007 (the “Revised Commitment Letter”), ABRY will make an equity investment of up to $125 million representing the full amount of the outside equity required for Dunluce to acquire all of the issued and outstanding Common Stock of TNS.  Pursuant to an agreement set forth in the Revised Commitment Letter (the “Exclusivity Agreement”), ABRY, Mr. McDonnell, Jr. and Dunluce have agreed to work together exclusively in connection with the Revised Offer (as defined herein) until the occurrence of one of more of the events specified in the Exclusivity Agreement.  ABRY, Mr. McDonnell, Jr. and Dunluce also entered into an agreement set forth in the Revised Commitment Letter with respect to the reimbursement of certain fees and expenses of the parties as set forth in the Revised Commitment Letter.  The Revised Commitment Letter terminates and supersedes ABRY’s prior commitment letter dated December 20, 2006.  A copy of the Revised Commitment Letter is being filed herewith as Exhibit 7.02 and is incorporated herein by reference.

As set forth in a letter dated December 20, 2006, Dunluce submitted to the TNS Board of Directors (the “Board of Directors”) a conditional offer to acquire all issued and outstanding shares of TNS Common Stock (the “Offer”) at a valuation equal to $20.00 per share (the “Offer Price”).  During the due diligence process that occurred following submission of the Offer to the Board of Directors, TNS disclosed certain facts of which the Reporting Persons were previously unaware.  Based entirely on these new facts, in a letter dated January 22, 2007 to the Board of Directors (the “Revised Offer Letter”), Dunluce submitted to the Board of Directors a revised conditional offer (the “Revised Offer”) to acquire all issued and outstanding shares of TNS Common Stock at a valuation equal to $16.00 per share (the “Revised Offer Price”).  A copy of the Revised Offer Letter is being filed herewith as Exhibit 7.03, and is incorporated herein by reference.

Mr. McDonnell, Jr. and Mr. McDonnell III contemplate contributing some or all of the respective shares of Common Stock owned by them in connection with the Revised Offer.  The form and structure of any transaction, the terms of Dunluce’s equity and the treatment of restricted and deferred shares of Common Stock and options exercisable for shares of Common Stock will be determined at a later date.  ABRY, Mr. McDonnell, Jr., Mr. McDonnell III and/or their representatives have had preliminary discussions about these issues amongst themselves and anticipate continuing such discussions in the future although the parties have not entered into any definitive agreements on these issues.

It is anticipated that up to $450 million of the funds required to complete the acquisition will be borrowed by Dunluce pursuant to one or more credit facilities provided by J.P. Morgan Securities Inc. and JP Morgan Chase Bank, N.A. (collectively, “JP Morgan”) and/or Sun Trust Capital Markets, Inc. and Sun Trust Bank (collectively, “Sun Trust”).  In a letter to Dunluce dated January  22, 2007, JP Morgan has conditionally committed to provide up to $450 million in debt financing for the acquisition (the “JP Morgan Debt Commitment”).  A copy of the JP Morgan Debt Commitment is being filed herewith as Exhibit 7.04, and is incorporated herein by reference.  In a letter to Dunluce dated January 22, 2007, Sun Trust has conditionally committed to provide up to $435 million in debt financing for the acquisition (the “Sun Trust Debt Commitment” and together with the JP Morgan Debt Commitment, collectively the “Debt Commitments”).  A copy of the Sun Trust Debt Commitment is being filed herewith as Exhibit 7.05, and is incorporated herein by reference.

It is anticipated that any acquisition of TNS by the Reporting Persons will be subject to the approval of the Board of Directors and other customary conditions as may be negotiated between the parties, and the Revised Commitment Letter shall not create any agreement, arrangement or understanding among any of the Reporting Persons or other parties with respect to TNS or the Common Stock for purposes of any law, rule, regulation, agreement or otherwise, until such time as definitive documentation and any agreement, arrangement or understanding has been approved by the Board of Directors and thereafter executed and delivered by TNS and all other appropriate parties.  Any proposed acquisition would also require the approval of the TNS stockholders.  The Reporting Persons collectively beneficially own approximately 5.1% of the total outstanding shares of the Common Stock entitled to vote on any agreement, and, if and when a final proposal from Dunluce, or a definitive agreement between Dunluce and TNS is submitted to the stockholders for their approval, intend to vote in favor of such proposal or agreement.

If an acquisition of TNS is consummated by the Reporting Persons, the Reporting Persons contemplate that the Common Stock would be delisted from the New York Stock Exchange and deregistered under the Exchange Act.

It is further contemplated that, subsequent to an acquisition, the composition of the TNS Board of Directors would be changed in a manner to be determined at a later date.

The foregoing is a summary of the Reporting Persons’ current conditional offer to the Issuer and should not be construed as an offer to purchase shares of Common Stock directly from TNS stockholders.  Additional information will be distributed to the TNS stockholders if and when definitive agreements are entered into by and among TNS, Dunluce and/or any other appropriate parties.  Stockholders should read such additional information and other relevant documents regarding the transaction filed with the Securities and Exchange Commission (the “Commission”) when they become available because they will contain important information relevant to stockholders’ decisions with respect to any such transaction.  Stockholders will be able to receive these documents (when they become available), as well as other documents filed by the Reporting Persons, free of charge at the Commission’s web site, www.sec.gov.

Other than as set forth in the Revised Commitment Letter and the Revised Offer Letter or otherwise in this statement, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.  However, if the Offer is not consummated for any reason, the Reporting Persons intend to review continuously TNS business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, subject to their obligations under the Standstill Agreement (as defined herein), from time to time, determine to increase their ownership of Common Stock, vote to approve an extraordinary corporate transaction with regard to TNS or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, except that the Reporting Persons currently have no intention to sell any shares of Common Stock. Notwithstanding the foregoing, pursuant to a standstill provision (the “Standstill Agreement”) contained in nondisclosure agreements dated January 10, 2007 by and among the Issuer and ABRY, Mr. McDonnell, Jr., Mr. McDonnell III and Dunluce (collectively, the “Restricted Reporting Persons”), for as long as the Issuer is acting in good faith to provide materials and otherwise assist the Restricted Reporting Persons in their completion of due diligence necessary to submit a firm proposal to acquire the Issuer and negotiate the related definitive agreement, the Restricted Reporting Persons and their affiliates have agreed to refrain in any manner, directly or indirectly, from the following activities:  (i) purchase or otherwise acquire, or publicly offer, seek, propose or agree to acquire, ownership (including, but not limited to, beneficial ownership as defined in Rule 13d-3 under the Exchange Act) of any securities of the Issuer; (ii) make, or in any way participate, directly or indirectly, in any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Commission) or consents to vote any voting securities of the Issuer or any of its affiliates; (iii) except in pursuit of a negotiated transaction with the Issuer, form, join or in any way participate in a “group” (as defined under the Exchange Act) with respect to the Common Stock or any other voting securities of the Issuer or otherwise act in concert with any person in respect of any such securities; (iv) otherwise act, alone or in concert with others, to seek to control or influence the management, the Board of Directors or policies of the Issuer; or (v) enter into any discussions or arrangements with any third party (other than directors, officers, employees, representatives, advisors, contractors or agents of the Restricted Reporting Persons) with respect to any of the foregoing. The Restricted Reporting Persons have also agreed during such period not to request the Issuer (or any of its advisors or representatives), directly or indirectly, to amend or waive any provision of the Standstill Agreement. If the Restricted Reporting Persons complete their due diligence but decline to make an offer to acquire the Issuer, or if the Board of Directors opposes a proposed offer to acquire Issuer, then the Restricted Reporting Persons will abide by the provisions of the foregoing requirements until January 10, 2009; provided, however, nothing shall prohibit the Restricted Reporting Persons from making, with or without the participation of TNS management, a non-public proposal to the Board of Directors regarding any transaction or proposed transaction between the Issuer (or its security holders) and the Restricted Reporting Persons, with or without the participation of TNS management, including, but not limited to any acquisition, tender or exchange offer, merger, sale of assets or securities, or other business combination.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Revised Commitment Letter, the Revised Offer Letter and the Debt Commitments which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

A.    John J. McDonnell, Jr.

(a)   As of January 23, 2007, Mr. McDonnell, Jr. beneficially owned 936,752 shares of Common Stock.  Mr. McDonnell, Jr.’s Common Stock includes 879,652 shares of Common Stock owned by McDonnell & Associates, L.P., an entity controlled by Mr. McDonnell, Jr., and 10,000 shares of Common Stock owned by Mr. McDonnell, Jr.’s spouse.  Mr. McDonnell, Jr.’s Common Stock excludes a to-be-determined number of shares of Common Stock that vested under the terms of the Issuer’s 2006 Long-Term Incentive Plan prior to the termination of Mr. McDonnell, Jr.’s employment with the Issuer on December 27, 2006.  The shares deemed to be beneficially owned by Mr. McDonnell, Jr. represent approximately 3.9% of the total outstanding votes of the Common Stock as a single class.

(b)   1.               Sole power to vote or direct vote: 936,752

2.               Shared power to vote or direct vote: 0

3.               Sole power to dispose or direct the disposition: 936,752

4.               Shared power to dispose or direct the disposition: 0

(c)   The number of shares acquired by Mr. McDonnell, Jr. within the last 60 days is 0.

(d)   No person other than Mr. McDonnell, Jr. is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e)   Not applicable.

B.     John J. McDonnell III

(a)   As of January 23, 2007, Mr. McDonnell III beneficially owned 283,351 shares of Common Stock.  Mr. McDonnell III’s Common Stock includes 11,000 shares of Common Stock held in trust for the minor children of Mr. McDonnell III.  Mr. McDonnell III’s Common Stock excludes a to-be-determined number of shares of Common Stock that vested under the terms of the Issuer’s 2006 Long-Term Incentive Plan prior to the termination of Mr. McDonnell III’s employment with the Issuer on December 27, 2006.  The shares deemed to be beneficially owned by Mr. McDonnell III represent approximately 1.2% of the total outstanding votes of the Common Stock as a single class.

(b)   1.               Sole power to vote or direct vote: 283,351

2.               Shared power to vote or direct vote: 0

3.               Sole power to dispose or direct the disposition: 283,351

4.               Shared power to dispose or direct the disposition: 0

(c)   The number of shares acquired by Mr. McDonnell III within the last 60 days is 0.

(d)   Mr. McDonnell III has entered into a credit facility with Merrill Lynch & Co., Inc. pursuant to which Mr. McDonnell III has pledged 272,351 shares of his Common Stock as collateral.  The occurrence of contingencies pursuant to this account could result in Mr. McDonnell III losing voting power and investment power with respect to those pledged shares of Common Stock.  Other than as described in the immediately preceding sentence, no person other than Mr. McDonnell III is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e)   Not applicable.

C.     Royce Yudkoff

(a)   As of January 23, 2007, Mr. Yudkoff did not beneficially own any shares of Common Stock.

(b)   1.               Sole power to vote or direct vote: 0

2.               Shared power to vote or direct vote: 0

3.               Sole power to dispose or direct the disposition: 0

4.               Shared power to dispose or direct the disposition: 0

(c)   The number of shares acquired by Mr. Yudkoff within the last 60 days is 0.

(d)   Not applicable.

(e)   Not applicable.

D.     ABRY Partners, LLC

(a)   As of January 23, 2007, ABRY did not beneficially own any shares of Common Stock.

(b)   1.               Sole power to vote or direct vote: 0

2.               Shared power to vote or direct vote: 0

3.               Sole power to dispose or direct the disposition: 0

4.               Shared power to dispose or direct the disposition: 0

(c)   The number of shares acquired by ABRY within the last 60 days is 0.

(d)   Not applicable.

(e)   Not applicable.

E.     Dunluce Acquisition Corporation

(a)   As of January 23, 2007, Dunluce beneficially owned 1,220,103 shares of Common Stock.  The Common Stock deemed to be beneficially owned by Dunluce consists of the 936,752 shares of Common Stock beneficially owned by Mr. McDonnell, Jr. and 283,351 shares of Common Stock beneficially owned by Mr. McDonnell III as reported on this Statement.  Dunluce does not have the power, sole or shared, to vote any of the shares of Common Stock Dunluce is deemed to own beneficially.

(b)   1.               Sole power to vote or direct vote: 0

2.               Shared power to vote or direct vote: 0

3.               Sole power to dispose or direct the disposition: 0

4.               Shared power to dispose or direct the disposition: 0

(c)   The number of shares acquired by Dunluce within the last 60 days is 0.

(d)   Dunluce does not have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock, which right and power are held solely by Mr. McDonnell, Jr.

(e)   Not applicable.

The Reporting Persons may be deemed to beneficially own an aggregate of 1,220,103 shares of Common Stock, which represent approximately 5.1% of the total outstanding votes of the Common Stock as a single class.  Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person if the beneficial owner of such securities.

The percentage of Common Stock set forth for each Reporting Person in this Item 5 was calculated based upon (i) 24,107,988 shares of Common Stock outstanding as of September 30, 2006, as reported in TNS’s quarterly report on Form 10-Q for the quarter ended September 30, 2006; and (ii) the number of shares of Common Stock issuable upon the exercise of options to purchase Common Stock held by such Reporting Persons that are exercisable within 60 days, if any.  The percentage of the total outstanding votes of the Common Stock as a single class set forth for each Reporting Person in this Item 5 was calculated based on the outstanding shares of Common Stock set forth in clause (i) above.

Except as otherwise provided in this Item 5, each of the Reporting Persons has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares of Common Stock deemed to be beneficially owned by him or it, if any.

Each of the Reporting Persons may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the securities of TNS that any other Reporting Person directly beneficially owns.  Except as otherwise provided in this Item 5, each Reporting Person disclaims beneficial ownership of such Shares for any and all other purposes.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 10, 2007 the Restricted Reporting Persons and the Issuer entered into nondisclosure agreements that contained the Standstill Agreement which is described in Item 4 hereof.

On January 22, 2007, ABRY, Mr. McDonnell, Jr. and Dunluce entered into the Revised Commitment Letter which is described in Item 4 hereof and attached as an exhibit hereto and incorporated herein by reference.  The Revised Commitment Letter terminates and supersedes ABRY’s prior commitment letter dated December 20, 2006.

On January 22, 2007, ABRY, Mr. McDonnell, Jr., Mr. McDonnell III, Mr. Yudkoff and Dunluce entered into the Amended and Restated Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of the statements on Schedule 13D with respect to the securities of TNS to the extent required by applicable law.  The Amended and Restated Joint Filing Agreement amends and supersedes the Joint Filing Agreement dated December 20, 2006 by and among such parties.  The Amended and Restated Joint Filing Agreement is attached as an exhibit hereto and is incorporated by reference.

On January 22, 2007, JP Morgan provided to Dunluce the JP Morgan Debt Commitment which is described in Item 4 hereof and attached as an exhibit hereto and incorporated herein by reference.

On January 22, 2007, Sun Trust provided to Dunluce the Sun Trust Debt Commitment which is described in Item 4 hereof and attached as an exhibit hereto and incorporated herein by reference.

Other than described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of TNS.

Item 7.	Material to Be Filed as Exhibits

Exhibit 7.01:           Amended and Restated Joint Filing Agreement

Exhibit 7.02:           Revised Commitment Letter

Exhibit 7.03:           Revised Offer Letter

Exhibit 7.04            JP Morgan Debt Commitment

Exhibit 7.05            Sun Trust Debt Commitment

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2007

By:	/s/ John J. McDonnell, Jr.
John J. McDonnell, Jr.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2007

By:	/s/ John J. McDonnell III
John J. McDonnell III

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2007

By:	/s/ Royce Yudkoff
Royce Yudkoff

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2007	ABRY Partners, LLC

	By:	/s/ Royce Yudkoff

	Name:	Royce Yudkoff

	Title:	Managing Partner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2007	DUNLUCE ACQUISITION CORPORATION

	By:	/s/ John J. McDonnell, Jr.

	Name:	John J. McDonnell, Jr.

	Title:	Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

APPENDIX A

John J. McDonnell, Jr.

John J. McDonnell III

Royce Yudkoff

The following sets forth the name, business address, present principal occupation and citizenship of John J. McDonnell, Jr., John J. McDonnell III and Royce Yudkoff.

Name/Citizenship	Principal Business/Principal Office Address	Principal Occupation/Principal Business	Employed
John J. McDonnell, Jr./ Citizen of the United States of America	c/o Wilson Sonsini Goodrich & Rosati, P.C. 1700 K Street, N.W. Washington, D.C. 20006-3817	Private Investor	N/A
John J. McDonnell III/ Citizen of the United States of America	c/o Wilson Sonsini Goodrich & Rosati, P.C. 1700 K Street, N.W. Washington, D.C. 20006-3817	Private Investor	N/A
Royce Yudkoff/ Citizen of the United States of America	c/o ABRY Partners, LLC 111 Huntington Avenue 30th Floor Boston, MA 02199	President of ABRY Partners, LLC	ABRY Partners, LLC 111 Huntington Avenue 30th Floor Boston, MA 02199

A-1

APPENDIX B

ABRY Partners, LLC

ABRY Partners, LLC is a Delaware limited liability company with its principal place of business at 111 Huntington Avenue, 30th Floor, Boston, Massachusetts 02199.  The following is a list of ABRY’s executive officers:

Name/Citizenship	Principal Business/Principal Office Address	Principal Occupation/Principal Business	Employed
Royce Yudkoff/ Citizen of the United States of America	c/o ABRY Partners, LLC 111 Huntington Avenue 30th Floor Boston, MA 02199	President	ABRY Partners, LLC 111 Huntington Avenue 30th Floor Boston, MA 02199
Jay Grossman/ Citizen of the United States of America	c/o ABRY Partners, LLC 111 Huntington Avenue 30th Floor Boston, MA 02199	Managing Partner	ABRY Partners, LLC 111 Huntington Avenue 30th Floor Boston, MA 02199
Penny Koenig/ Citizen of the United States of America	c/o ABRY Partners, LLC 111 Huntington Avenue 30th Floor Boston, MA 02199	Managing Partner	ABRY Partners, LLC 111 Huntington Avenue 30th Floor Boston, MA 02199

B-1

APPENDIX C

Dunluce Acquisition Corporation

Dunluce Acquisition Corporation is a Delaware corporation with its principal place of business at 7984 Georgetown Pike, McLean, Virginia 22102.  The following is a list of Dunluce’s executive officers:

Name/Citizenship	Principal Business/Principal Office Address	Principal Occupation/Principal Business	Employed
John J. McDonnell, Jr./ Citizen of the United States of America	c/o Wilson Sonsini Goodrich & Rosati, P.C. 1700 K Street, N.W. Washington, D.C. 20006-3817	Private Investor	N/A
John J. McDonnell III/ Citizen of the United States of America	c/o Wilson Sonsini Goodrich & Rosati, P.C. 1700 K Street, N.W. Washington, D.C. 20006-3817	Private Investor	N/A

C-1